PRICING SUPPLEMENT NO. 686
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-155535
Dated June 25, 2010



Optimization

JPMorgan Chase & Co. $1,607,950 Barrier Optimization Securities with Partial Protection

Linked to the S&P 500® Index due on July 29, 2011

Investment Description

Barrier Optimization Securities with Partial Protection are unsecured and unsubordinated debt securities issued by JPMorgan Chase & Co. with returns linked to the performance of the S&P 500® Index (the "Index") (each, a "Note" and collectively, the "Notes"). The Notes are designed to provide exposure to the potential positive performance of the Index, subject to the Return Barrier of 32.00%. If the Index Return is positive and the closing level of the Index is never greater than the Index Barrier on any trading day during the Observation Period, at maturity of the Notes you will receive an amount equal to the sum of (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Index Return multiplied by (iii) the Participation Rate, subject to the Return Barrier of 32.00%. If the Index Return is between 0% and -10% inclusive and the closing level of the Index is never greater than the Index Barrier on any trading day during the Observation Period, you will receive the principal amount of your Notes. If the Index Return is less than -10% and the closing level of the Index is never greater than the Index Barrier on any trading day during the Observation Period, at maturity you will lose 1% of your principal for every 1% decline in the Index beyond -10% and may lose up to 90% of your principal at maturity. If the closing level of the Index is greater than the Index Barrier on any trading day during the Observation Period, you will receive (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) a Conditional Coupon equal to 2.00%. **The partial protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including any element of protection, is subject to the creditworthiness of JPMorgan Chase & Co. Investing in the Notes involves significant risks, including potential loss of up to 90% of your principal and capped appreciation at maturity.**

Features

❑ **Tactical Investment Opportunity**—If you believe the Index will never close above the Index Barrier on any trading day during the Observation Period, the Notes provide an opportunity for exposure to positive Index Returns with reduced exposure to negative Index Returns at maturity. If the Index closes above the Index Barrier on any trading day during the Observation Period, you will receive only a return equal to the contingent payment of 2.00% at maturity and will have no exposure to positive or negative Index Returns.

❑ **Partial Protection Feature**—If you hold the Notes to maturity and the Index never closes above the Index Barrier on any trading day during the Observation Period, your investment will be protected from the first 10% decline in the Index, subject to the creditworthiness of JPMorgan Chase & Co., and will have 1-for-1 downside exposure to any negative index returns below -10%. If the Index closes above the Index Barrier on any trading day during the Observation Period, you will receive your initial investment back at maturity, subject to the creditworthiness of JPMorgan Chase & Co.

Key Dates

Trade Date	June 25, 2010
Settlement Date	June 30, 2010
Final Valuation Date[1]	July 25, 2011
Maturity Date[1]	July 29, 2011
CUSIP:	46634E338
ISIN:	US46634E3383

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-10-A-I.

Note Offering

We are offering Barrier Optimization Securities with Partial Protection linked to the S&P 500® Index. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Return Barrier, Protection Percentage, Index Starting Level and Index Barrier for the Notes are listed below.

Index	Index Ticker	Return Barrier	Protection Percentage	Index Starting Level	Index Barrier	CUSIP	ISIN
S&P 500® Index	SPX	32.00%	10%	1076.76	1421.3232	46634E338	US46634E3383

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this pricing supplement. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-10-A-I dated July 17, 2009 and this pricing supplement. See "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement no. UBS-10-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. UBS-10-A-I. Any representation to the contrary is a criminal offense.

	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to the S&P 500® Index	$1,607,950	$10	$21,707.33	$0.135	$1,586,242.67	$9.865

[1] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. UBS-10-A-I and "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.135 per $10 principal amount Note.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-10-A-I and this pricing supplement if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-10-A-I dated July 17, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the free writing prospectus related hereto dated June 1, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-10-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement no. UBS-10-A-I dated July 17, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002891/e35991_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

The phrase "closing level of the Index" as used in this pricing supplement shall have the meaning set forth under "Index Closing Level" as that term is defined in the accompanying product supplement no. UBS-10-A-I.

The defined term "Protection Percentage" as used in this pricing supplement shall have the meaning set forth under "Principal Protection Percentage" as that term is defined in the accompanying product supplement no. UBS 10-A-I.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦ You seek a 13-month investment with a return linked to the Index and you believe that the Index will appreciate during the Observation Period and that any appreciation in the Index is unlikely to exceed the Index Barrier on any trading day during the Observation Period.

♦ You seek an investment where you may lose up to 90% of your principal when held to maturity.

♦ You are willing and able to lose 1% of your principal amount of the Notes for every 1% that the Index Return is less than -10% if the Index never closes above the Index Barrier on any trading day during the Observation Period.

♦ You are willing and able to hold the Notes to maturity.

♦ You are willing to invest in securities the potential return of which is subject to a cap that is equal to the Return Barrier of 32.00%.

♦ You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities Inc. is willing to trade the Notes.

♦ You are willing to forgo dividends paid on the equity securities underlying the Index.

♦ You do not seek current income from this investment.

♦ You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦ You do not believe the Index will appreciate during the Observation Period, or you believe the Index will appreciate during the Observation Period in an amount that exceeds the Index Barrier.

♦ You seek an investment that is 100% principal protected.

♦ You seek an investment the potential return of which is greater than a cap equal to the Return Barrier of 32.00%.

♦ You are unwilling or unable to hold the Notes to maturity.

♦ You prefer to receive dividends paid on the equity securities underlying the Index.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from this investment.

♦ You are unwilling or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

♦ You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 8 of this pricing supplement and "Risk Factors" in the accompanying product supplement no. UBS-10-A-I for risks related to an investment in the Notes.

Final Terms	
Issuer	JPMorgan Chase & Co.
Index	S&P 500® Index
Issue Price	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Term	13 months
Protection Percentage	10%, if held to maturity*
Payment at Maturity (per $10)	**If the Index Return is positive and the Index Closing Level is never greater than the Index Barrier on any trading day during the Observation Period,** you will receive at maturity a cash payment per $10 principal amount Note equal to the sum of (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Index Return multiplied by (iii) the Participation Rate, as set forth below: $10.00 + ($10.00 x Index Return x Participation Rate), subject to the Return Barrier. **If the Index Return is between 0% and -10% inclusive and the Index Closing Level is never greater than the Index Barrier on any trading day during the Observation Period,** you will receive the principal amount of your Notes. **If the Index Return is less than -10% and the Index Closing Level is never greater than the Index Barrier on any trading day during the Observation Period,** you will receive an amount equal to the principal amount of your Notes reduced by 1% (or a fraction thereof) for each 1% (or a fraction thereof) by which the Index Return is less than -10%, as set forth below: $10.00 + [$10.00 x (Index Return + 10%)] **If the Index Closing Level is greater than the Index Barrier on any trading day during the Observation Period,** you will receive (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Conditional Coupon, as set forth below: $10.00 + ($10.00 x Conditional Coupon)
Index Return	$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Index Starting Level	The Index Closing Level on the Trade Date, which was 1076.76
Index Ending Level	The Index Closing Level on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Index Barrier	Index Starting Level x (1+ Return Barrier), which is 1421.3232
Return Barrier	32.00%
Participation Rate	100%
Conditional Coupon	2.00%

* Partial Principal Protection is provided by JPMorgan Chase & Co. and, therefore, is dependent on the ability of JPMorgan Chase & Co. to satisfy its obligations when they become due.

Determining Payment at Maturity



Determine the Index Return on the Final Valuation Date → The percentage change from the Index Starting Level to the Index Ending Level

Was the closing level of the Index greater than the Index Barrier on any trading day during the Observation Period? — Yes → At maturity you will receive (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Conditional Coupon

$10 + ($10 x Conditional Coupon)

No ↓

Is the Index Return positive? — Yes → At maturity you will receive (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Index Return multiplied by (iii) the Participation Rate, as set forth below:

$10 + ($10 x Index Return x Participation Rate), subject to the Return Barrier

No ↓

Is the Index Return between 0% and -10% inclusive? — Yes → At maturity you will receive the principal amount of your Notes

No ↓

Is the Index Return less than -10%? — Yes → At maturity you will receive an amount equal to the principal amount of your Notes reduced by 1% for each 1% by which the Index Return is less than -10% calculated as follows:

$10.00 + [($10.00 x Index Return + 10%)]

Accordingly, if the Index Return is less than -10% and the closing level of the Index never exceeded the Index Barrier on any trading day during the Observation Period, you could lose up to 90% of the principal amount of your Notes depending on the percentage by which the Index Return is less than -10%.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the hypothetical payment at maturity for a $10 principal amount Note, reflecting the following information:

Principal Amount:	$10.00
Index Starting Level:	1076.76
Protection Percentage:	10% at maturity
Term:	13 months
Participation Rate:	100%
Conditional Coupon:	2.00%
Return Barrier:	32.00%
Index Barrier:	1421.3232, which is 32.00% above the Index Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Example 1 — The Index Ending Level is 1292.112 and the closing level of the Index never exceeded the Index Barrier on any trading day during the Observation Period.

The Index Return is 20%, as set forth below:

$$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

$$= \frac{1292.112 - 1076.76}{1076.76}$$

$$= 20\%$$

Because the Index Return is positive and the closing level of the Index never exceeded the Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Index Return, as set forth below:

Payment at maturity per $10.00 principal amount Note
= $10.00 + ($10.00 x Index Return x Participation Rate)
= $10.00 + ($10.00 x 20% x 100%)
= $10.00 + $2.00
= $12.00

Example 2 — The Index Ending Level is 969.084 and the closing level of the Index never exceeded the Index Barrier on any trading day during the Observation Period.

The Index Return is -10%, as set forth below:

$$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

$$= \frac{969.084 - 1076.76}{1076.76}$$

$$= -10\%$$

Because the Index Return is between 0% and -10% inclusive and the closing level of the Index never exceeded the Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note:

Payment at maturity per $10.00 principal amount Note = $10.00

Example 3 — The Index Ending Level is 646.056 and the closing level of the Index never exceeded the Index Barrier on any trading day during the Observation Period.

The Index Return is -40%, as set forth below:

$$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

$$= \frac{646.056 - 1076.76}{1076.76}$$

$$= -40\%$$

Because the Index Return is less than -10% and the closing level of the Index never exceeded the Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note reduced by 1% (or a fraction thereof) for each 1% (or a fraction thereof) by which the Index Return is less than -10%, as set forth below:

Payment at maturity per $10.00 principal amount Note
= $10.00 + [$10.00 x (Index Return + 10%)]
= $10.00 + [$10.00 x (-40% + 10%)]
= $10.00 + ($10.00 x -30%)
= $10.00 - $3.00
= $7.00

Example 4 — The Index Ending Level is 1668.978 and the closing level of the Index exceeded the Index Barrier on at least one trading day during the Observation Period.

The Index Return is 55%, as set forth below:

$$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$
$$= \frac{1668.978 - 1076.76}{1076.76}$$
$$= 55\%$$

Because the closing level of the Index exceeded the Index Barrier on at least one trading day during the Observation Period, investors would receive at maturity (a) the principal amount of each Note plus (b) the product of (i) the principal amount of each Note multiplied by (ii) the Conditional Coupon, as set forth below:

Payment at maturity per $10.00
principal amount Note

= $10.00 + [($10.00 x Conditional Coupon)]
= $10.00 + [($10.00 x 2.00%)]
= $10.00 + $0.20
= $10.20

Example 5 — The Index Ending Level is 484.542 and the closing level of the Index exceeded the Index Barrier on at least one trading day during the Observation Period.

The Index Return is -55%, as set forth below:

$$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$
$$= \frac{484.542 - 1076.76}{1076.76}$$
$$= -55\%$$

Because the closing level of the Index exceeded the Index Barrier on at least one trading day during the Observation Period, investors would receive at maturity (a) the principal amount of each Note plus (b) the product of (i) the principal amount of each Note multiplied by (ii) the Conditional Coupon, regardless of the Index Return, as set forth below:

Payment at maturity per $10.00
principal amount Note

= $10.00 + ($10.00 x Conditional Coupon)
= $10.00 + ($10.00 x 2.00%)
= $10.00 + $0.20
= $10.20

Hypothetical Return Table of the Notes at Maturity

Index Ending Level	Index Return[3]	Index does not close above the Index Barrier[1]		Index does close above the Index Barrier[2]	
		Payment at Maturity	Return on Notes at Maturity	Payment at Maturity	Return on Notes at Maturity
2153.5200	100.00%	N/A	N/A	$10.20	2.00%
2045.8440	90.00%	N/A	N/A	$10.20	2.00%
1938.1680	80.00%	N/A	N/A	$10.20	2.00%
1830.4920	70.00%	N/A	N/A	$10.20	2.00%
1722.8160	60.00%	N/A	N/A	$10.20	2.00%
1615.1400	50.00%	N/A	N/A	$10.20	2.00%
1507.4640	40.00%	N/A	N/A	$10.20	2.00%
1421.3232	**32.00%**	**$13.60**	**32.00%**	**$10.20**	**2.00%**
1399.7880	30.00%	$13.00	30.00%	$10.20	2.00%
1292.1120	20.00%	$12.00	20.00%	$10.20	2.00%
1184.4360	10.00%	$11.00	10.00%	$10.20	2.00%
1130.5980	5.00%	$10.50	5.00%	$10.20	2.00%
1076.7600	**0.00%**	**$10.00**	**0.00%**	**$10.20**	**2.00%**
1022.9220	-5.00%	$10.00	0.00%	$10.20	2.00%
969.0840	**-10.00%**	**$10.00**	**0.00%**	**$10.20**	**2.00%**
915.2460	-15.00%	$9.50	-5.00%	$10.20	2.00%
861.4080	-20.00%	$9.00	-10.00%	$10.20	2.00%
753.7320	-30.00%	$8.00	-20.00%	$10.20	2.00%
646.0560	-40.00%	$7.00	-30.00%	$10.20	2.00%
538.3800	-50.00%	$6.00	-40.00%	$10.20	2.00%
430.7040	-60.00%	$5.00	-50.00%	$10.20	2.00%
323.0280	-70.00%	$4.00	-60.00%	$10.20	2.00%
215.3520	-80.00%	$3.00	-70.00%	$10.20	2.00%
107.6760	-90.00%	$2.00	-80.00%	$10.20	2.00%
0.0000	-100.00%	$1.00	-90.00%	$10.20	2.00%

[1] The closing level of the Index is never above the Index Barrier on any trading day during the Observation Period.

[2] The closing level of the Index is above the Index Barrier on any trading day during the Observation Period.

[3] Percentages have been rounded for ease of analysis.

What Are the Tax Consequences of an Investment in the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-10-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your Notes should be treated as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. For example, the IRS could assert that a "deemed" taxable exchange has occurred on the date on which a Barrier Event (as described in "Risk Factors—Risks Relating to the Notes Generally—The tax consequences of an investment in the notes are unclear" in the accompanying product supplement no. UBS-10-A-I) occurs, if any. If the IRS were successful in asserting that a taxable exchange has occurred, any gain on the deemed exchange would likely be capital gain. In this event, aspects of the tax treatment of the Notes following the Barrier Event would be uncertain. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-10-A-I.

Risks Relating to the Notes Generally

◆ **Your Investment in the Notes May Result in a Loss:** The Notes do not guarantee any return of principal in excess of $1.00 per $10.00 principal amount Note, subject to the credit risk of JPMorgan Chase & Co. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether the closing level of the Index on any trading day during the Observation Period is above the Index Barrier, and whether, and the extent to which, the Index Return is positive or negative. If the Index never closes above the Index Barrier during the Observation Period, your investment will be fully exposed to any amount by which the Index Ending Level is less the Index Starting Level beyond the Protection Percentage (10%). Accordingly, you could lose up to $9.00 for each $10.00 principal amount Note in which you invest, subject to the credit risk of JPMorgan Chase & Co.

◆ **The Maximum Appreciation Potential of the Notes Is Limited to the Return Barrier:** If the Index Return is positive and the closing level of the Index is never above the Index Barrier on any trading day during the Observation Period, for each $10.00 principal amount Note, you will receive at maturity $10 plus an additional amount that will not exceed the Return Barrier of 32.00%, regardless of the appreciation in the Index, which may be significant.

◆ **The Index Barrier Feature Will Limit Your Return on the Notes:** Your investment in the Notes may not perform as well as an investment in a Note with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited by the Index Barrier and Conditional Coupon features of the Notes. The Index Ending Level will be measured on each trading day during the Observation Period in order to determine whether the Index closes above the Index Barrier. If the Index closes above the Index Barrier on any trading day during the Observation Period, the return on each $10.00 principal amount note will equal $10.00 x the Conditional Coupon of 2.00%, or $0.20. Once the Index closes above the Index Barrier on any trading day during the Observation Period, your return on the Notes will be determined by the Conditional Coupon, even if the closing level of the Index on any trading day during the Observation Period subsequently decreases below the Index Barrier. In addition, if the Index closes above the Index Barrier, your return on the Notes at maturity may be less than the return you would have received at maturity if the Index had not closed above the Index Barrier and the Index Ending Level was greater than the Index Starting Level. If the Index has not closed above the Index Barrier and the Index Ending Level is greater than the Index Starting Level, your return on the Notes would equal the Index Return x the Participation Rate, subject to the Return Barrier of 32.00%, which may yield a greater return on your investment than the Conditional Coupon.

◆ **Credit Risk of JPMorgan Chase & Co.:** The Notes are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Notes are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any element of protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

◆ **Potential Conflicts:** We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

◆ **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Notes Prior to Maturity:** While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

◆ **Risk of Breach of the Index Barrier Is Greater If the Index Is Volatile:** The likelihood of the Index closing above the Index Barrier on any trading day during the Observation Period and thereby, your return at maturity and whether you receive the Conditional Coupon will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently, the Index has experienced significant volatility.

◆ **Partial Protection Applies Only If You Hold the Notes to Maturity:** You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial protection for a decline in the Index up to the Protection Percentage. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

◆ **No Interest or Dividend Payments or Voting Rights:** As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities underlying the Index would have.

◆ **Lack of Liquidity:** The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

◆ **Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or Their Affiliates:** JPMSI, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Notes.

◆ **Tax Treatment:** Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

◆ **Potential JPMorgan Chase & Co. Impact on Price:** Trading or transactions by JPMorgan Chase & Co. or its affiliates in the equity securities composing the Index, or in futures, options, exchange-traded funds or other derivative products on the equity securities underlying the Index may adversely affect the market value of the equity securities underlying the Index, the level of the Index, and, therefore, the market value of the Notes.

◆ **Many Economic and Market Factors Will Impact the Value of the Notes:** In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  ◆ whether the closing level of the Index has exceeded the Index Barrier on any trading day during the Observation Period;

  ◆ the expected volatility of the Index;

  ◆ the time to maturity of the Notes;

  ◆ the dividend rate on the equity securities underlying the Index;

  ◆ interest and yield rates in the market generally, as well as in each of the markets of the equity securities composing the Index;

  ◆ a variety of economic, financial, political, regulatory and judicial events; and

  ◆ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index

◆ **We Are Currently One of the Companies that Make Up the Index:** We are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Index and the Notes.

S&P 500® Index

The S&P 500® Index is published by Standard & Poor's ("S&P"), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product supplement no. UBS-10-A-I under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, and the ten main groups and the percentage of the S&P 500® Index that is represented by each group as of June 24, 2010 are indicated below: Consumer Discretionary (10.20%); Consumer Staples (11.38%); Energy (10.79%); Financials (16.17%); Health Care (11.90%); Industrials (10.43%); Information Technology (19.02%); Materials (3.46%); Telecommunications Services (2.98%); and Utilities (3.67%).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page "SPX <Index> <GO>" or from the S&P website at www.standardandpoors.com.

The graph below illustrates the daily performance of the S&P 500® Index from January 3, 2000 to June 25, 2010 as well as the Index Barrier, based on the Index Starting Level of 1076.76, which was the S&P 500® Index closing level on June 25, 2010 and the Return Barrier of 32.00%.



Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading "The S&P 500® Index" beginning on page PS-68 of the accompanying product supplement no. UBS-10-A-I. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The net proceeds received from the sale of the Notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the Notes.

We have agreed to indemnify UBS and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. UBS-10-A-I.